                                                                     EXHIBIT 12

                           DOW JONES & COMPANY, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                            (DOLLARS IN THOUSANDS)

                                                                            THREE
                                                                           MONTHS
                                                                            ENDED
                                   YEARS ENDED DECEMBER 31,               MARCH 31,
                         -----------------------------------------------  ---------
                           1995      1994      1993      1992     1991      1996
                         --------  --------  --------  -------- --------  ---------
Net income.............. $189,572  $178,173  $147,547  $107,586 $ 72,189   $37,625
Add (deduct):
  Income Taxes..........  139,878   157,632   138,693   115,946   87,197    32,346
  Cumulative effect of
   accounting changes...              3,007              10,805
  Minority interest in
   losses of
   subsidiaries.........   (6,550)     (787)                                (1,757)
  Distribution of
   earnings from
   associated companies.   10,154     1,328     4,762       233    5,872    10,584
  Equity in (earnings)
   losses of associated
   companies............  (14,193)    5,434       (72)    4,190   (3,863)   (1,666)
                         --------  --------  --------  -------- --------   -------
  Earnings before income
   taxes, adjusted for
   equity investments...  318,861   344,787   290,930   238,760  161,395    77,132
                         --------  --------  --------  -------- --------   -------
Fixed charges:
  Interest expense......   18,345    16,858    22,555    30,355   41,166     3,744
  Portion of rent
   representing the
   interest factor......   33,114    30,095    27,951    27,461   26,870     8,333
                         --------  --------  --------  -------- --------   -------
  Total fixed charges...   51,459    46,953    50,506    57,816   68,036    12,077
                         --------  --------  --------  -------- --------   -------
  Earnings before income
   taxes and fixed
   charges, adjusted for
   equity investments... $370,320  $391,740  $341,436  $296,576 $229,431   $89,209
                         ========  ========  ========  ======== ========   =======
  Ratio of earnings to
   fixed charges........      7.2       8.3       6.8       5.1      3.4       7.4

For purposes of computing the ratio of earnings to fixed charges (a) "earnings" have been calculated by adding to net income (i) taxes based on income, (ii) interest on debt, (iii) the portion of lease rentals estimated by management to be representative of the interest factor, (iv) minority interest in net income of subsidiary, and (v) distribution of earnings from associated companies, and deducting from net income equity in earnings of associated companies; and (b) "fixed charges" include interest on debt and the portion of lease rentals estimated by management to be representative of the interest factor.